Filed Pursuant to Rule 424(b)(5)
Registration No. 333-84232

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 25, 2002)

$30,000,000

The Procter & Gamble Company

Floating Rate Notes due 2053

     We will pay interest on the notes on March 4, June 4, September 4 and December 4 of each year and on the maturity date. The first interest payment date is March 4, 2004. Interest on each note will be reset on March 4, June 4, September 4 and December 4 of each year, beginning on March 4, 2004, based on the 3-month LIBOR rate less 0.35%. The stated maturity of the notes is December 4, 2053.

     We have the right to redeem all or a portion of the notes beginning on December 4, 2033 and at any time thereafter at the redemption prices listed in this prospectus supplement, plus accrued interest on the notes to the date we redeem the notes.

     The holders of the notes may require us to repurchase all or a portion of the notes on December 4, 2004, on every December 4 thereafter through and including December 4, 2014, and on December 4 of every subsequent third year, at the redemption prices listed in this prospectus supplement, plus accrued interest on the notes to the date we repurchase the notes.

     If there is a “tax event,” we have the right to shorten the maturity of the notes to the extent needed, so that the interest we pay on the notes will be deductible for United States federal income tax purposes. On the new maturity date, we will pay 100% of the principal amount of the notes, plus accrued interest on the notes to the new maturity date.

	Per Note	Total

Public offering price (1)	100%	$30,000,000
Underwriting discount	1%	$300,000
Proceeds, before expenses, to Procter & Gamble	99%	$29,700,000

     (1) Plus accrued interest from December 4, 2003, if settlement occurs after that date

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about December 4, 2003.

Merrill Lynch & Co.

The date of this prospectus supplement is December 1, 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT
THE COMPANY
RECENT DEVELOPMENTS
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
DESCRIPTION OF THE NOTES
UNDERWRITING
VALIDITY OF THE NOTES
AVAILABLE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
PROSPECTUS

THE COMPANY
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement contains the terms of this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus.

     It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Incorporation of Documents By Reference” in this prospectus supplement.

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement or the accompanying prospectus, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

     The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or on behalf of the underwriters or any of them, to subscribe to or purchase, any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

     Unless otherwise specified, all references in this prospectus supplement to: (a) “Procter & Gamble,” “we,” “us,” and “our” are to The Procter & Gamble Company and its subsidiaries; (b) “fiscal” followed by a specific year are to our fiscal year ended or ending June 30 of that year; and (c) “U.S. dollars,” “dollars,” “U.S. $” or “$” are to the currency of the United States of America.

THE COMPANY

     The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, the Company manufactures and markets a broad range of consumer products in many countries throughout the world. Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

     Our business is organized into five product-based, reportable segments called Global Business Units (“GBUs”). These units are: Fabric and Home Care; Baby and Family Care; Beauty Care; Health Care; and Snacks and Beverages.

•	Fabric and Home Care includes laundry detergents, dish care, fabric enhancers and surface cleaners. Representative brands include Ariel, Tide, Dryel, Downy, Cascade, Dawn, Febreze and Swiffer.

•	Baby and Family Care includes diapers, wipes, tissue and towels. Representative brands include Pampers, Luvs, Charmin and Bounty.

•	Beauty Care includes hair care, hair colorants, skin care, cosmetics, fine fragrances, deodorants, tampons, pads and pantiliners. Representative brands include Pantene, Herbal Essences, Nice ‘N Easy, Head & Shoulders, Olay, Zest, Cover Girl, Secret, Old Spice, Tampax, Always and Whisper.

•	Snacks and Beverages includes coffee, snacks, commercial services and juice. Representative brands include Folgers, Millstone, Pringles and Sunny Delight.

•	Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition. Representative brands include Crest, Scope, Metamucil, Vicks, Actonel, Asacol, Iams and Eukanuba.

     In the most recent fiscal year ended June 30, 2003, the Fabric and Home Care segment accounted for 29% of total sales and Beauty Care accounted for 28% of total sales. Baby and Family Care accounted for 23%, Health Care accounted for 13% and Snacks and Beverages accounted for 7% of total sales.

     In the United States, as of June 30, 2003, the Company owned and operated 35 manufacturing facilities and leased and operated 2 manufacturing facilities. These facilities were located in 21 different states. In addition, the Company owned and operated 83 manufacturing facilities in 42 other countries. Many of the domestic and international facilities produced products for multiple business segments. Fabric and Home Care products were produced at 45 of these locations; Baby and Family Care products at 32; Health Care products at 25; Beauty Care products at 39; and Snacks and Beverages products at 11.

RECENT DEVELOPMENTS

     In March, 2003, the Company entered into an agreement to acquire a controlling interest in Wella AG from the majority shareholders and, in June, 2003, the Company completed a tender offer for the remaining outstanding voting class shares and preference shares. On September 2, 2003, the Company completed the previously announced purchase of the shares of Wella AG held by the majority shareholders for 3.16 billion Euros (approximately $3.42 billion based on spot exchange rates on that date). On September 10, 2003, the Company purchased the shares secured through the tender offer for 1.49 billion Euros (approximately $1.67 billion based on spot exchange rates on that date). As a result of these purchases, the Company acquired approximately 81% of the outstanding Wella shares (99% of the voting class shares and 45% of the preference shares). The acquisition was financed by a mixture of available cash balances and debt. Wella AG is a leading beauty care company selling its products in more than 150 countries, focused on professional hair care, retail hair care and cosmetics and fragrances.

     On November 16, 2001, the Company completed the acquisition of the Clairol business from Bristol-Myers Squibb Company and, on May 31, 2002, the Company completed the spin-off of the Jif peanut butter and Crisco shortening brands to the Company’s shareholders and their subsequent merger into the J.M. Smucker Company.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following summary consolidated financial information for the quarters ended September 30, 2003 and September 30, 2002 has been derived from our unaudited consolidated financial statements contained in our Quarterly Report to Shareholders on Form 10-Q for the quarter ended September 30, 2003. The summary consolidated financial information for the fiscal year ended June 30, 2003 has been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003. We believe that all adjustments necessary for the fair presentation thereof have been made to the unaudited financial data. The results for the interim period ended September 30, 2003 are not necessarily indicative of the results for the full fiscal year.

	Three Months Ended September 30

	2003	2002

	(Amounts in Millions Except Per
	Share Amounts)
NET SALES	$12,195	$10,796
Cost of products sold	5,879	5,489
Marketing, research, administrative and other expenses	3,673	3,128

OPERATING INCOME	2,643	2,179
Interest expense	141	144
Other non-operating income, net	40	103

EARNINGS BEFORE INCOME TAXES	2,542	2,138
Income taxes	781	674

NET EARNINGS	$1,761	$1,464

PER COMMON SHARE:
Basic net earnings	$1.33	$1.10
Diluted net earnings	$1.26	$1.04
Dividends	$0.46	$0.41
AVERAGE COMMON SHARES OUTSTANDING—DILUTED	1,398.9	1,407.3

	As of	As of
	September 30, 2003	June 30, 2003

	(Amounts in Millions)
WORKING CAPITAL	$(1,139)	$2,862
TOTAL ASSETS	$50,496	$43,706
LONG-TERM DEBT	$11,993	$11,475
SHAREHOLDERS’ EQUITY	$17,371	$16,186

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     For the quarter ended September 30, 2003, we had double-digit volume, sales and earnings growth despite strong base period comparisons and heavy competitive activity in certain of our core categories. Going forward, business and market uncertainties could affect results. For a discussion of key factors that could impact and must be managed by us, please refer to the Management’s Discussion and Analysis section in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

     Unit volume increased 12 percent, with all business segments and all geographic regions reporting unit volume growth. Double-digit increases in Health Care, Beauty Care and developing regions helped drive the volume growth. Excluding acquisitions and divestitures, primarily the recently completed acquisition of Wella AG, unit volume increased nine percent.

     Net sales increased 13 percent to $12.20 billion. Foreign exchange had a positive impact of three percent, partially offset by mix of one percent and pricing investments of one percent. The foreign exchange impact reflects the strengthening of the Euro, Canadian Dollar and British Pound partially offset by weakening of the Venezuelan Bolivar and the Mexican Peso. Mix was driven, in part, by higher than expected growth in developing markets, including strong growth in China, and the continued portfolio expansion into mid-tier brands. Pricing investments were directed toward activities to drive top line growth in multiple businesses and to respond to competitive activity on Crest Whitestrips and continued high competitive promotion levels in the bath tissue and kitchen towel categories.

     We reported net earnings of $1.76 billion, an increase of 20 percent versus the prior year quarter. Earnings growth was primarily driven by volume impacts, the completion of the prior year restructuring program, which had $113 million of after-tax charges in the base period, and lower manufacturing costs, despite inclusion of ongoing costs for restructuring-type activities to maintain a competitive cost structure. These improvements were partially offset by marketing investments to support base business and new product growth.

     Net earnings per share were $1.26, an increase of 21 percent. Net earnings in the prior year quarter were $1.46 billion or $1.04 per share. Wella did not have a significant impact on net earnings.

     Gross margin was 51.8 percent for the quarter compared to 49.2 percent for the same quarter of the prior year, an increase of 260 basis points. The increase in gross margin was primarily driven by lower cost of products sold due to the scale effect of volume, the reduction of before-tax charges related to the completed restructuring program of $88 million in the prior year quarter and material cost savings, which more than offset certain commodity price increases. Other base business and restructuring savings in the quarter more than offset the pricing investments discussed previously.

     Marketing, Research, Administration and Other Costs (MRA&O) for the quarter increased to 30.1 percent versus 29.0 percent in the prior year quarter. The increase was driven by marketing spending and the impact of the Wella acquisition, which more than offset the reduction in prior year restructuring program charges. Marketing investments were made to drive growth on the base business and in support of initiatives such as Crest Whitestrips and Night Effects, Olay Regenerist, Swiffer and Prilosec OTC. The addition of Wella contributed approximately one third of the basis point increase due to higher MRA&O spending as a percent of sales and initial post-acquisition costs.

     Operating margin increased 150 basis points to 21.7 percent for the quarter, compared to 20.2 percent in the same quarter year ago. The improvement was driven by the reduction in prior year restructuring program charges and lower cost of products sold, partially offset by the impact of higher MRA&O spending discussed in the previous paragraph.

     We entered into several multi-year service contracts for services estimated at $3.6 billion. The biggest of these went into effect during the quarter ended September 30, 2003, while the remainder will go into effect in future periods.

     The following provides supplemental information on the underlying drivers of net sales changes:

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
JULY-SEPTEMBER NET SALES INFORMATION
(Percent Change vs. Year Ago)**

		Vol Ex:
		Acquistions &
	Volume	Divestitures	FX	Price	Mix/Other	Total Impact	Total Ex-FX

FABRIC AND HOME CARE	8%	8%	3%	-1%	-2%	8%	5%
BABY AND FAMILY CARE	6%	6%	3%	-1%	-1%	7%	4%
BEAUTY CARE	21%	8%	3%	-1%	-3%	20%	17%
SNACKS AND BEVERAGES	3%	3%	3%	1%	2%	9%	6%
HEALTH CARE	23%	23%	3%	-2%	-1%	23%	20%
TOTAL COMPANY	12%	9%	3%	-1%	-1%	13%	10%

**	These sales percentage changes are approximations based on quantitative formulas that are consistently applied.

Fabric and Home Care

     Fabric & Home Care volume was up eight percent behind strong growth in global fabric care led by the developing regions and double-digit growth in global home care, with the continued success of the Swiffer WetJet and Duster, Dawn Power Dissolver and Dawn Complete and Febreze Anti-Allergen initiatives. Net sales increased eight percent to $3.39 billion. A three percent positive foreign exchange impact was offset by pricing and mix effects. Pricing reflects the continuation of pricing investments taken on select fabric care segments in North America, markets in Western Europe and on the Swiffer brand. Mix reduced sales by two percent driven by double-digit growth in developing geographies, including the expansion of Tide in China, and the expansion of mid-tier brands, including the growth of Bold in Japan. Net earnings increased to $562 million, or three percent versus a strong base period of 22 percent growth. Earnings were impacted by mix effects and increased marketing spending to support product initiatives. Fabric & Home Care earnings growth is expected to improve over the remainder of the fiscal year.

Baby and Family Care

     Baby and Family Care unit volume increased six percent. Baby care volume growth was primarily driven by continued momentum in the Baby Stages of Development line in Western Europe and North America, growth in Japan and the broadening of the diaper product line in Latin America. Net sales grew seven percent to $2.61 billion, including a positive foreign exchange impact of three percent, partially offset by pricing investments of one percent and mix of one percent. Pricing was driven by continued high competitive promotional activity in North America family care. Earnings increased 22 percent to $295 million, due to strong volume growth and lower costs including the scale effects of volume.

Beauty Care

     Beauty Care volume increased 21 percent, including the benefit from acquisitions and divestitures, primarily Wella. Excluding acquisitions and divestitures, Beauty Care volume increased eight percent despite heavy competitive activity in North America. Net sales increased 20 percent to $3.75 billion, including a positive foreign exchange impact of three percent. Negative mix of three percent was driven by the impact of Wella and developing market growth. The solid base business results were driven by continued global strength of the Pantene, Head & Shoulders, Always/Whisper and Olay brands. Net earnings for Beauty Care increased 12 percent to $616 million driven by volume growth and lower manufacturing costs, partially offset by increased marketing spending to defend against competitive entries in the hair care and skin care categories. Marketing spending also increased to support initiatives, including Pantene Daily Moisture Renewal in Japan, the expansion of Olay Regenerist and continued support of Tampax Pearl.

Snacks and Beverages

     Snacks & Beverages volume was up three percent reflecting growth in the Pringles and Folgers brands, partially offset by volume declines in the juice category. Net sales were $896 million, an increase of nine percent, reflecting the benefits of a three percent impact from foreign exchange and three percent from price and mix impacts. Positive pricing includes a partial pass-through of higher commodity costs. For the balance of the fiscal year, the Company expects pricing will have a neutral or slightly negative impact on sales based on the aggressive pricing environment of the coffee category. Net earnings increased 20 percent to $109 million behind volume and sales growth and margin expansion due to base business savings.

Health Care

     Health Care delivered volume growth of 23 percent driven by the Prilosec OTC launch in September, the continued success of Actonel, Crest Whitestrips and Night Effects tooth whitening products and base business strength. Net sales increased 23 percent to $1.73 billion, as a positive three percent foreign exchange impact was offset by mix and pricing, primarily the actions on Crest Whitestrips taken in November 2002. Although Prilosec OTC was an important contributor to the quarter results, even without the launch, Health Care delivered double-digit volume, sales and earnings growth. Net earnings increased 41 percent to $276 million as strong volume, sales and lower product costs funded marketing investments behind base business growth and new product introductions. While double-digit top line growth is expected for the fiscal year, results in the remaining quarters are expected to return to consumption levels following the one-time pipeline impact from Prilosec OTC. Additionally, although Prilosec OTC volume was particularly strong with the launch, associated marketing expenses will continue throughout the year.

Corporate

     Corporate includes certain operating and non-operating activities, as well as eliminations to adjust management reporting principles to United States Generally Accepted Accounting Principles (U.S. GAAP). Current quarter results primarily reflect lower restructuring program charges partially offset by one-time items in the prior year quarter, including the impact of the Vicks divestiture.

Financial Condition

     For the three months ended September 30, 2003, cash generated from operating activities totaled $1.61 billion compared to $2.01 billion in the comparable prior year period. The decrease in cash from operations is due to increases in working capital, as well as base period impacts due to dividends received from a joint venture. Accounts receivable grew slightly ahead of sales since June 30, 2003. The year-over-year accounts receivable increase of $0.3 billion is attributed to sales growth, particularly the timing of the Prilosec OTC launch in September, offset to some extent by an underlying improvement in days sales outstanding. These trends follow a two-day improvement in receivables days outstanding in the prior year period. Inventory increased primarily due to initiative-related activity, shipment trends and capacity utilization planning. The slight increase in inventory days on hand (approximately two days, excluding inventory acquired from Wella) compares to a seven day decrease in the prior year period.

     Investing activities used $5.30 billion of cash year-to-date compared to $0.20 billion used in the prior year period. The acquisition of Wella is the key driver accounting for approximately $5.10 billion. Our acquisition of Wella is discussed in Note 4 of the financial statements. There was no acquisition activity in the comparable prior year period. Capital spending increased to $364 million in the current year versus $281 million in the comparable prior year period. Capital spending as a percent of net sales was three percent, one percentage point below target.

     Financing activities provided $1.96 billion in cash for the current fiscal year versus using $0.52 billion in the comparable prior year period. This generated a net cash increase of $2.48 billion driven primarily by short-term debt to support the Wella acquisition, partially offset by a decrease in long-term debt.

Restructuring Program Update

     In 1999, concurrent with a reorganization of its operations into product-based global business units, we initiated a multi-year restructuring program. This program was substantially complete at the end of 2003. At June 30, 2003, there was a reserve liability balance remaining of $335 million for the program. This liability is expected to be settled by the end of 2004 through cash payments primarily for separation.

     We continue to undertake projects to maintain a competitive cost structure, including manufacturing consolidations and work force rationalization, as part of our normal operations.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

	Three Months
	Ended
	September 30

	2003	2002

Ratio of earnings to fixed charges(1)	16.3x	14.7x

(1)	Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representation of the interest factor).

CAPITALIZATION

     The following table sets forth the consolidated capitalization of Procter & Gamble and its subsidiaries at September 30, 2003.

September 30, 2003

(in millions of dollars except
per share amounts)
Debt:
Commercial paper and other borrowing due within one year (1)	$5,286
Long-Term Borrowings	11,993

Total Debt (2)(3)	17,279
Shareholders’ Equity:
Convertible Class A preferred stock, stated value $1 per share; 600,000,000 shares authorized, 1,567.2 outstanding	1,567
Non-Voting Class B preferred stock, stated value $1 per share; 200,000,000 shares authorized, none outstanding
Common Stock, stated value $1 per share; 5,000,000,000 shares authorized, 1,296.7 outstanding	1,297
Additional Paid-In Capital	3,070
Reserve for Employee Stock Ownership Plan debt retirement	(1,293)
Accumulated other comprehensive income	(1,830)
Retained earnings	14,560

Total Shareholders’ Equity	17,371

Total capitalization	$34,650

(1)	Includes $318 million equivalent to current portion of long-term debt due within one year. We maintain credit facilities in support of our short-term commercial paper borrowings. At September 30, 2003 our credit lines with banks amounted to $4.0 billion (none of which had been utilized as of November 17, 2003).

(2)	Total debt includes $15.8 billion of The Procter & Gamble Company debt. The balance of debt is held by subsidiaries.

(3)	On November 25, 2003, The Procter & Gamble Company issued $650,000,000 aggregate principal amount of notes due 2008 and $550,000,000 aggregate principal amount of notes due 2018. Following this debt issuance, our credit facilities in support of our short term commercial paper borrowings were reduced from $4.0 billion to $2.77 billion as of December 2, 2003.

DESCRIPTION OF THE NOTES

     The following descriptions of the particular terms of the notes (referred to in the accompanying prospectus as the “Offered Debt Securities”) supplements the more general description of the debt securities contained in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls.

     Investors should read this section together with the section entitled “Description of Debt Securities” in the accompanying prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. We qualify the description of the notes by reference to the indenture as described below.

General

     The notes:

•	will be initially limited to $30,000,000 aggregate principal amount, subject to our ability to reopen and issue additional notes which may be of the same series as the notes as described under “— Further Issues,”

•	will mature on December 4, 2053,

•	will be senior debt of Procter & Gamble, ranking equally with all other present and future unsecured and unsubordinated indebtedness of Procter & Gamble,

•	will be issued as a separate series under the indenture between Procter & Gamble and J.P. Morgan Trust Company, National Association, successor in interest to Bank One Trust Company, National Association, dated as of September 28, 1992, in registered, book-entry form only,

•	will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000,

•	will be redeemable by us prior to the stated maturity at the times and prices described herein,

•	will be repayable at the option of the holders prior to the stated maturity at the times and prices described herein,

•	will be subject to defeasance and covenant defeasance, and

•	will not be subject to any sinking fund.

     The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us or our subsidiaries, and contain no financial or similar restrictions on us or our subsidiaries, except as described in the prospectus under the caption “Description of Debt Securities—Restrictive Covenants.”

Interest and Principal

     Payment of Interest and Principal

     We will pay interest on the notes quarterly on March 4, June 4, September 4 and December 4 of each year and on any maturity date (each, an “interest payment date”), commencing March 4, 2004, to the persons in whose names the notes are registered at the close of business on the 15th calendar day (in each case, whether or not a business day) immediately preceding the related interest payment date; provided, however, that interest payable on any maturity date shall be payable to the person to whom the principal of such notes shall be payable. Interest on the notes will be computed on the basis of the actual number of days elapsed over a 360-day year.

     We will pay the principal of and interest on each note to the registered holder in immediately available funds upon presentation of the notes if in certificated form at the office or agency we maintain for this purpose in the Borough of Manhattan, The City of New York, currently the corporate trust office of the trustee, in any coin or currency of the United States of America which at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at our option by check mailed to the registered holder at the close of business on the regular record date at such address as shall appear in the security register or by wire transfer of immediately available funds to an account specified in writing by such holder to us and the trustee prior to the relevant record date. Notwithstanding anything to the contrary in this prospectus supplement or the accompanying prospectus, so long as the notes are in book-entry form, we will make payments of principal and interest through the trustee to DTC.

     Interest payable on any interest payment date or maturity date shall be the amount of interest accrued from, and including, the immediately preceding interest payment date in respect of which interest has been paid or duly provided for (or from and including the original issue date, if no interest has been paid or duly provided for with respect to the notes) to, but excluding, such interest payment date or maturity date, as the case may be. If any interest payment date (other than the maturity date) would otherwise be a day that is not a business day, such interest payment date will be postponed to the immediately succeeding day that is a business day, except that if such business day is in the immediately succeeding calendar month, such interest payment date (other than the maturity date) shall be the immediately preceding business day. If the maturity date of the notes falls on a day that is not a business day, the related payment of principal and interest will be made on the immediately succeeding business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the immediately succeeding business day.

     By “business day” we mean a day which is not a day when banking institutions in the city in which the trustee administers its corporate trust business, currently New York City, or in the place of payment, are authorized or required by law or regulation to be closed, and that is also a “London business day”, which is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

     The term “maturity,” when used with respect to a note, means the date on which the principal of such note or an installment of principal becomes due and payable as therein provided or as provided in the indenture, whether at the stated maturity or by declaration of acceleration, call for redemption, repayment or otherwise.

     Rate of Interest

     The interest rate on the notes will be reset quarterly on March 4, June 4, September 4 and December 4 of each year, commencing March 4, 2004 (each, an “interest reset date”), and the notes will bear interest at a per annum rate equal to three-month LIBOR (as defined below) for the applicable interest reset period or initial interest period (each as defined below), less 0.35% (35 basis points). The interest rate for the initial interest period will be three-month LIBOR, determined as of two London business days prior to the original issue date, less 0.35% per annum. The “initial interest period” will be the period from and including the original issue date to but excluding the initial interest reset date. Thereafter, each “interest reset period” will be the period from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest reset period for the notes will be the period from and including the interest reset date immediately preceding the maturity date of such notes to but excluding the maturity date.

     If any interest reset date would otherwise be a day that is not a business day, the interest reset date will be postponed to the immediately succeeding day that is a business day, except that if that business day is in the immediately succeeding calendar month, the interest reset date shall be the immediately preceding business day.

     The interest rate in effect on each day will be (i) if that day is an interest reset date, the interest rate determined as of the interest determination date (as defined below) immediately preceding such interest reset date or (ii) if that day is not an interest reset date, the interest rate determined as of the interest determination date immediately preceding the most recent interest reset date or the original issue date, as the case may be.

     Interest Rate Determination

     The interest rate applicable to each interest reset period commencing on the related interest reset date, or the original issue date in the case of the initial interest period, will be the rate determined as of the applicable interest determination date. The “interest determination date” will be the second London business day immediately preceding the original issue date, in the case of the initial interest reset period, or thereafter the applicable interest reset date.

     J.P. Morgan Trust Company, National Association, or its successor appointed by us, will act as calculation agent. Three-month LIBOR will be determined by the calculation agent as of the applicable interest determination date in accordance with the following provisions:

     (i) LIBOR is the rate for deposits in U.S. dollars for the 3-month period which appears on Moneyline Telerate Page 3750 (as defined below) at approximately 11:00 A.M., London time, on the applicable interest determination date. “Moneyline Telerate Page 3750” means the display designated on page “3750” on Moneyline Telerate (or such other page as may replace the 3750 page on that service, any successor service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Moneyline Telerate Page 3750, LIBOR for such interest determination date will be determined in accordance with the provisions of paragraph (ii) below.

     (ii) With respect to an interest determination date on which no rate appears on Moneyline Telerate Page 3750 as of approximately 11:00 a.m., London time, on such interest determination date, the calculation agent shall request the principal London offices of each of four major reference banks (which may include an affiliate of the underwriter) in the London interbank market selected by the calculation agent (after consultation with us) to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, commencing on the second London business day immediately following such interest determination date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such interest determination date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of such quotations as calculated by the calculation agent. If fewer than two quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such interest determination date by three major banks (which may include affiliates of the underwriters) selected by the calculation agent (after consultation with us) for loans in U.S. dollars to leading European banks having a three-month maturity commencing on the second London business day immediately following such interest determination date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting such rates as mentioned in this sentence, LIBOR for such interest determination date will be LIBOR determined with respect to the immediately preceding interest determination date.

     All percentages resulting from any calculation of any interest rate for the notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

     Promptly upon such determination, the calculation agent will notify us and the trustee (if the calculation agent is not the trustee) of the interest rate for the new interest reset period. Upon request of a holder of the notes, the calculation agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next interest reset period.

     All calculations made by the calculation agent for the purposes of calculating interest on the notes shall be conclusive and binding on the holders and us, absent manifest error.

Optional Redemption

     The notes may be redeemed at any time, at our option, in whole or in part, in amounts of $1,000 or any multiple of $1,000, at the following redemption prices (in each case expressed as a percentage of the principal amount), if redeemed during the 12-month period beginning on December 4 of any of the following years:

Redemption
Year	Price

2033	105.0%
2034	104.5%
2035	104.0%
2036	103.5%
2037	103.0%
2038	102.5%
2039	102.0%
2040	101.5%
2041	101.0%
2042	100.5%
2043	100.0%

and thereafter at 100% of the principal amount, in each case, together with any accrued and unpaid interest to the redemption date (subject to the right of holders of record on relevant record dates to receive interest due on an interest payment date).

     We must mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

     In the event of any redemption of less than all the outstanding notes, the particular notes (or portions of notes in multiples of $1,000) to be redeemed shall be selected by the trustee by the method the trustee considers fair and appropriate.

Repayment at Option of Holder

     The notes will be repayable at the option of the holder of the notes, in whole or in part, on the repayment dates and at the repayment prices (in each case expressed as a percentage of the principal amount) set forth in the following table:

Redemption
Date	Price

December 4, 2004	98.0%
December 4, 2005	98.0%
December 4, 2006	98.0%
December 4, 2007	98.0%
December 4, 2008	98.0%
December 4, 2009	99.0%
December 4, 2010	99.0%
December 4, 2011	99.0%
December 4, 2012	99.0%
December 4, 2013	99.0%
December 4, 2014	100.0%

and on December 4 of every third year thereafter at 100% of the principal amount, through and including December 4, 2053, in each case, together with any accrued and unpaid interest to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

     In order for a note to be repaid, the paying agent must receive, at least 30 but not more than 60 calendar days before the optional repayment date, (1) the note with the form entitled “Option to Elect Repayment” on the reverse of the note duly completed or (2) a telegram, facsimile transmission or a letter from a member of a national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States which must set forth:

•	the name of the holder of the note;

•	the principal amount of the note;

•	the principal amount of the note to be repaid;

•	the certificate number or a description of the tenor and terms of the note;

•	a statement that the option to elect repayment is being exercised; and

•	a guarantee that the note is to be repaid.

     These items, together with the duly completed form entitled “Option to Elect Repayment” on the reverse of the note, must be received by the Paying Agent not later than the fifth business day after the date of that telegram, facsimile transmission or letter. The repayment option may be exercised by the holder of a note for less than the entire principal amount of the note but, in that event, the principal amount of the note remaining outstanding after repayment must be in an authorized denomination.

Conditional Right to Shorten Maturity

     We intend to deduct interest paid on the notes for United States Federal income tax purposes. However, there have been proposed tax law changes over the past several years that, among other things, would have prohibited an issuer from deducting interest payments on debt instruments with a maturity of more than 40 years. While none of these proposals has become law, we cannot assure you that similar legislation affecting our ability to deduct interest paid on the notes will not be enacted in the future or that any such legislation would not have a retroactive effective date. As a result, we cannot assure you that a tax event (as defined below) will not occur.

     If a tax event occurs, we will have the right to shorten the maturity of the notes, without the consent of the holders of the notes, to the minimum extent required, in the opinion of nationally recognized independent tax counsel, so that, after shortening the maturity, interest paid on the notes will be deductible for United States Federal income tax purposes or, if that counsel cannot opine definitively as to such a minimum period, the minimum extent so required to maintain our interest deduction to the extent deductible under current law as determined in good faith by our board of directors, after receipt of an opinion of that counsel regarding the applicable legal standards. In that case, the amount payable on those notes on that new maturity date will be equal to 100% of the principal amount of those notes plus interest accrued on those notes to the date those notes mature on that new maturity date. We cannot assure you that we would not exercise our right to shorten the maturity of those notes if a tax event occurs or as to the period that the maturity would be shortened. If we elect to exercise our right to shorten the maturity of the notes when a tax event occurs, we will mail a notice to each holder of notes by first-class mail not more than 60 days after the occurrence of the tax event, stating the new maturity date of the notes. This notice shall be effective immediately upon mailing.

     We believe that the notes should constitute indebtedness for United Stated Federal income tax purposes under current law and, in that case, an exercise of our right to shorten the maturity of the notes should not be a taxable event to holders for those purposes. Prospective investors should be aware, however, that our exercise of our right to shorten the maturity of the notes will be a taxable event to holders for United States Federal income tax purposes if the notes are treated as equity for United States Federal income tax purposes before the maturity is shortened, assuming that the notes of shortened maturity are treated as debt for those purposes.

     “Tax event” means that we shall have received an opinion of nationally recognized independent tax counsel to the effect that, as a result of:

•	any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States;

•	any judicial decision, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an “administrative or judicial action”); or

•	any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an administrative or judicial action or a law or regulation of the United States that differs from the previously generally accepted position or interpretation, in each case, occurring on or after December 4, 2003, there is more than an insubstantial increase in the risk that interest paid by us on the notes is not, or will not be, deductible, in whole or in part, by us for United States Federal income tax purposes.

Notes Used as Qualified Replacement Property

     Prospective investors seeking to treat the notes as “qualified replacement property” for purposes of section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that section 1042 requires the issuer to meet certain requirements in order for the notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “Passive Income Test”). For purposes of the Passive Income Test, where the issuing corporation is in control of one or more corporations, all such corporations are treated as one corporation (the “Affiliated Group”) for the purposes of computing the amount of passive investment income for purposes of section 1042.

     We believe that less than 25 percent of our Affiliated Group’s gross receipts is passive investment income for the taxable year ending June 30, 2003. In making this determination, we have made certain assumptions and used procedures which we believe are reasonable. We cannot give any assurance as to whether we will continue to meet the Passive Income Test. It is, in addition, possible that the Internal Revenue Service may disagree with the manner in which we have calculated our Affiliated Group’s gross receipts (including the characterization of those gross receipts) and passive investment income and the conclusions reached in this discussion. Prospective purchasers of the notes should consult with their own tax advisors with respect to these and other tax matters relating to the notes.

Further Issues

     We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes of this series ranking equally with the notes of this series in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes may be consolidated and form a single series with the notes of this series and have the same terms as to status, redemption or otherwise as the notes of this series.

Book-Entry System

     We have obtained the information in this section concerning The Depository Trust Company (“DTC”) and its book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information. In addition, the description of the clearing system in this section reflects our understanding of the rules and procedures of DTC as they are currently in effect. DTC could change its rules and procedures at any time.

     The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, either as a participant in that system or indirectly through organizations which are participants in that system.

     So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by us or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

     Unless and until we issue the notes in fully certificated, registered form under the limited circumstances described below under the heading “Book-Entry System – Certificated Notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

     DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC has advised us as follows: DTC is

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

     Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants. Indirect access to the DTC system is also available to securities brokers and dealers, banks and trust companies that maintain a custodial relationship with a direct participant.

     If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, notes, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its direct participants.

     Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided below in “Book-Entry System – Certificated Notes.”

     To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-Entry Format

     Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. Neither we, the trustee under the indenture nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

     DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interests on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes kept on your behalf. We and the trustee under the indenture have no responsibility for any aspect of the actions of DTC or any of its direct or indirect participants. We and the trustee under the indenture have no responsibility or liability for any aspect of the records kept by DTC or any of its direct or indirect participants relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We also do not supervise these systems in any way.

     The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised us that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your notes.

     Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Same-Day Settlement and Payment

     The underwriter will settle the notes in immediately available funds. We will make principal and interest payments on the notes in immediately available funds or the equivalent.

     Secondary market trading between DTC direct participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity (if any) in the notes.

Certificated Notes

     Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     We will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	we advise the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or we are unable to locate a qualified successor within 90 days;

•	an event of default has occurred and is continuing under the indenture; or

•	we, at our option, elect to terminate the book-entry system through DTC.

     If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

     Unless and until we issue the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with its policies and procedures.

Governing Law

     The indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

UNDERWRITING

     We intend to offer the notes through the underwriter, Merrill Lynch, Pierce, Fenner & Smith Incorporated. Subject to the terms and conditions contained in a purchase agreement and the related pricing agreement between us and the underwriter, we have agreed to sell to the underwriter and the underwriter has agreed to purchase from us, all of the principal amount of the notes.

     The underwriter has agreed to purchase all of the notes sold pursuant to the purchase agreement if any of these notes are purchased.

     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

     The underwriter is offering the notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

     The underwriter has advised us that it proposes initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of .00625% of the principal amount of the notes. The underwriter may allow, and the dealers may reallow, a discount not in excess of .25% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The expenses of the offering, not including the underwriting discount, are estimated to be $50,000 and are payable by us.

New Issue of Notes

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriter that it presently intends to make a market in the notes after completion of the offering. However, it is under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

     In connection with the offering, the underwriter is permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriter creates a short position in the notes in connection with the offering, i.e., if it sells more notes than are on the cover page of this prospectus, the underwriter may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor the underwriter makes its representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

     The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as one of the co-managers of our $1.2 billion debt offering in November 2003.

VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for Procter & Gamble by Joe Stegbauer, Senior Counsel, The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Mr. Stegbauer may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Stegbauer. Fried, Frank, Harris, Shriver & Jacobson from time to time performs legal services for Procter & Gamble.

AVAILABLE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional office at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Information relating to the operation of the public reference facility may be obtained by calling the SEC at 1-800-SEC-0330.

     The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Copies of such materials can be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     In addition, reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and the offices of the Cincinnati Stock Exchange, 400 S. LaSalle Street, 5th Floor, Chicago, Illinois 60605.

     We have filed with the SEC a registration statement on Form S-3 with respect to the securities that we are offering through this prospectus supplement and the accompanying prospectus. This registration statement, together with all amendments, exhibits and documents incorporated by reference, is referred to as the ''registration statement.’’ This prospectus supplement does not contain all of the information included in the registration statement. Certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement.

INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to ''incorporate by reference’’ the information in documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information in documents that we file after the date of this prospectus supplement and before the termination of the offering will automatically update information in this prospectus supplement and the accompanying prospectus.

     We incorporate by reference into this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended June 30, 2003;

•	our Quarterly Report on Form 10-Q for the period ended September 30, 2003; and

•	any future filings which we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities offered by this prospectus supplement and the accompanying prospectus.

$30,000,000

The Procter & Gamble Company

Floating Rate Notes due 2053

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

December 1, 2003

PROSPECTUS

The Procter & Gamble Company

$5,000,000,000

By this prospectus, we may offer —

Debt Securities
Warrants

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated March 25, 2002

           This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, combining this Registration Statement with the remaining availability under our most recently filed prior Registration Statement, we may, from time to time, sell in one or more offerings up to a total dollar amount of $5,000,000,000 of any combination of our debt securities and warrants.

           This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus.

           You should carefully read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

THE COMPANY

               In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to:

•	“Procter & Gamble,” “we,” “us,” and “our” are to The Procter & Gamble Company and its subsidiaries;

•	“fiscal” followed by a specific year are to our fiscal year ended or ending June 30 of that year; and

•	“dollars,” “$” and “U.S.$” are to United States dollars.

           Procter & Gamble was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, we manufacture and market a broad range of consumer products in many countries throughout the world.

           Our business is organized into five product-based, reportable segments called Global Business Units (“GBUs”). These units are: Fabric and Home Care; Baby, Feminine, and Family Care; Beauty Care; Health Care; and Food and Beverage.

•	Fabric and Home Care includes laundry, fabric enhancers, dishcare, and household cleaning products. Representative brands include Ariel, Tide, Dryel, Downy, Cascade, Dawn and Swiffer.

•	Baby, Feminine and Family Care includes tissues, towels, tampons, pads and liners, diapers and wipes. Representative brands include Bounty, Charmin, Always, Whisper, Pampers and Pampers Wipes.

•	Beauty Care includes hair care, hair colorants, deodorants, personal cleansing, skin care and cosmetics and fragrances, including all hair care, hair color and personal care products acquired in connection with our recent purchase of Clairol, Inc. from Bristol-Myers Squibb Company. Representative brands include Pantene, Herbal Essences, Nice ’N Easy, Head & Shoulders, Secret, Zest, Olay, Cover Girl and Old Spice.

•	Food and Beverage includes coffee, peanut butter, juice, snacks and oils. Representative brands include Folgers, Jif, Sunny Delight, Pringles and Crisco.

•	Health Care includes oral care, personal health care, pharmaceuticals and pet health and nutrition. Representative brands include Crest, Scope, Metamucil, Vicks, Actonel, Asacol, Iams and Eukanuba.

           In the most recent fiscal year ended June 30, 2001, the Fabric and Home Care and Baby, Feminine and Family Care global business units each accounted for 30% of total sales. Beauty Care accounted for 18%, and Health Care and Food and Beverage each accounted for 11% of total sales.

           Our GBU structure is complemented by eight Market Development Organizations “MDOs”, which are intended to maximize the business potential for the entire product portfolio in each local market. In addition, we are in the process of streamlining and standardizing our essential global business services, such as accounting, employee benefits management, order management and information technology services, into a common Global Business Services organization.

           We began implementing the GBU/ MDO structure in 1999 as part of our Organization 2005 restructuring program. The program was expanded in 2001 to deliver further cost reductions.

           In the United States, as of June 30, 2001, we owned and operated 40 manufacturing facilities and leased and operated 2 manufacturing facilities in 23 states. In addition, we owned and operated 92 manufacturing facilities in 45 other countries as of that date. Fabric and Home Care products were produced at 47 of these locations; Baby, Feminine and Family Care products at 50; Health Care products at 27; Beauty Care products at 34; and Food and Beverage products at 15.

           In November 2001, we purchased the Clairol business from Bristol-Myers Squibb Company. This acquisition includes hair care, hair color and personal care products with approximately $1.6 billion in annual net sales. We are currently in the process of fully integrating the Clairol business into our Beauty Care GBU.

           In October 2001, we announced our intention to divest our Crisco and Jif brands in a spin-merge transaction with the J.M. Smucker Company. We expect this transaction to be completed by the end of our current fiscal year.

           Our principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and our telephone number is (513) 983-1100.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

               The summary consolidated financial information for the years ended June 30, 2001 and 2000 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2001. The summary consolidated financial information for the years ended June 30, 1999 and 1998 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1999. The summary consolidated financial information for the year ended June 30, 1997 has been derived from our consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 1998. All information is reported in U.S. dollars.

	Years Ended June 30,

(In millions, except per share data)	1997	1998	1999	2000	2001

Operating Results:
Net sales	$35,764	$37,154	$38,125	$39,951	$39,244
Cost of products sold(1)	20,510	20,896	21,027	21,514	22,102
Marketing, Research and Administrative Expenses(1)	9,766	10,203	10,845	12,483	12,406

Operating Income	5,488	6,055	6,253	5,954	4,736
Interest Expense	457	548	650	722	794
Other Income, Net	218	201	235	304	674

Earnings before income taxes	5,249	5,708	5,838	5,536	4,616
Income taxes	1,834	1,928	2,075	1,994	1,694

Net earnings	3,415	3,780	3,763	3,542	2,922
Basic net earnings per common share	$2.43	$2.74	$2.75	$2.61	$2.15
Diluted net earnings per common share	$2.28	$2.56	$2.59	$2.47	$2.07
Basic average shares outstanding (in millions)(2)	1,360.3	1,343.4	1,328.1	1,313.2	1,300.3
Diluted average shares outstanding (in millions)(2)	1,487.0	1,465.5	1,446.8	1,427.2	1,405.6
Ratio of earnings to fixed charges(3)	10.9	9.9	8.8	7.1	6.2
Financial Position (at period end):
Working Capital	$2,988	$1,327	$597	$5	$1,043
Total Assets(1)	27,598	31,042	32,192	34,366	34,387
Long-term debt(1)	4,159	5,774	6,265	9,012	9,792
Shareholders’ equity	12,046	12,236	12,058	12,287	12,010

(1)	Certain reclassifications of prior years’ amounts have been made to conform to the fiscal year 2001 presentation.

(2)	Restated for two-for-one stock split effective August 22, 1997.

(3)	Earnings used to compute this ratio are earnings before income taxes and before fixed charges (excluding interest capitalized during the period) and after deducting undistributed earnings of equity method investees. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and expense, and one-third of all rent expense (considered representative of the interest factor).

Results of Operations: Year Ended June 30, 2001 Compared to the Year Ended June 30, 2000

Financial Review

Results of Operations

           Fiscal 2001 was a year of progress — in making choices, establishing realistic goals and delivering on commitments. We also made considerable progress on strengthening our cost structure and improving cash efficiency. This was despite a tough year that included weakening economies in some major geographies, significant currency impacts, rising commodity prices and an increasingly competitive environment.

           To accelerate long-term growth, we have made and will continue to make tough, clear choices about where to play and how to win. We are focused on building superior shareholder return — by creating and building big brands with top-line results, sales margins and cash flow at the best competitive benchmarks.

           During the past year, we refocused on our core categories to develop high-margin growth businesses with global leadership potential. We also expanded our restructuring program, initiated in June 1999, in conjunction with Organization 2005, to drive further enrollment reductions and address under-performing businesses. These actions are critical to delivering on our long-term goals to consistently grow earnings and earnings per share at double-digit rates.

Net Earnings

           Reported net earnings were $2.92 billion or $2.07 per share in 2001. This compared to $3.54 billion or $2.47 per share in 2000, and $3.76 billion or $2.59 per share in 1999. Current year results include charges of $1.48 billion after tax for restructuring program costs. These costs were $688 million and $385 million in 2000 and 1999, respectively. This program covers a significant reduction in enrollment, manufacturing consolidations and portfolio choices to scale back or discontinue under-performing businesses and initiatives.

           Core net earnings, which exclude restructuring program costs, increased to $4.40 billion in 2001 from $4.23 billion in 2000 and $4.15 billion in 1999. Core net earnings per share were $3.12, compared to $2.95 per share in 2000 and $2.85 per share in 1999. Core net earnings per share increased 6% in 2001, compared to 4% in 2000. Core net earnings progress was significant in light of product cost increases and exchange impacts, which were offset by pricing benefits, lower taxes and gains from the divestiture of non- strategic brands. Growth in the prior year was affected by significant investments in new initiatives.

Net Sales

           Reported net sales were $39.24 billion, compared to $39.95 billion in 2000 and $38.13 billion in 1999. Excluding an unfavorable exchange rate impact of over 3% in the current year, net sales grew 2%, reflecting improved pricing in beauty care, fabric and home care and paper, primarily family care. Unit volume was flat in 2001, as exceptionally strong performance by new businesses in health care was offset by softness in food and beverage. Unit volume grew 4% in 2000, while net sales excluding a 2% unfavorable exchange impact increased 7%. This growth reflected strong product initiative activity, the acquisition of the Iams pet health and nutrition business and progress on flagship brands, largely in fabric and home care.

Operating Costs

           Consistent with our commitment to reduce our cost structure to more competitive levels, in the fourth quarter, we broadened our restructuring program to deliver further cost reductions by reducing overheads, consolidating manufacturing operations and addressing under-performing businesses and initiatives. Given the nature and magnitude of the charges related to this program, the following discussions include supplemental information on a “core” basis — excluding restructuring charges.

           Cost of products sold was $22.10 billion in 2001, compared to $21.51 billion and $21.03 billion in 2000 and 1999, respectively. Restructuring costs included in cost of products sold were $1.14 billion in 2001, $496 million in 2000 and $443 million in 1999. Excluding restructuring charges, cost of products sold was flat versus the prior year, as a disciplined cost focus overcame commodity cost increases, such as energy. Core cost of products sold was up 2% in 2000.

           Marketing, research and administrative expense was $12.41 billion versus $12.48 billion in 2000 and $10.85 billion in 1999. These include restructuring costs of $583 million in 2001, $318 million in 2000 and $38 million in 1999, primarily due to employee separation expenses. Excluding restructuring charges, marketing, research and administrative expense was $11.82 billion in the current year versus $12.17 billion in 2000 and $10.81 billion in 1999. As a percent of net sales, this was 30.0% in 2001, 30.4% in 2000 and 28.3% in 1999. The decrease in the current year was due to a reduction in overhead costs, as well as marketing support efficiencies. The increase in 2000 reflects the high level of initiative investment.

Margins

           In 2001, gross margin was 43.7%, compared to 46.1% in 2000 and 44.8% in 1999. Gross margin included restructuring charges that consisted primarily of accelerated depreciation, asset write-downs and employee separation costs for manufacturing employees.

           Excluding these charges, gross margin was 46.8%, 47.4% and 46.0% in 2001, 2000 and 1999, respectively, reflecting rising material costs despite the benefit of pricing actions and effective cost management.

           Operating margin was 12.1%, compared to 14.9% in 2000 and 16.4% in 1999. Excluding restructuring charges, core operating margin was 16.7%, compared to 16.9% in 2000 and 17.7% in 1999.

           Net earnings margin was 7.4% versus 8.9% in 2000 and 9.9% in 1999. Excluding restructuring charges, core net earnings margin was 11.2%, up from 10.6% in 2000 and 10.9% in 1999. The margin increase in 2001 reflects the gains from minor brand divestitures and lower taxes, partially offset by increased product costs and unfavorable exchange impacts. In 2000, the core net earnings margin decreased, reflecting increased spending, primarily from initiative investments.

Non-Operating Items

           Interest expense was $794 million in 2001, compared to $722 million in 2000 and $650 million in 1999. The interest expense trend reflects higher average debt levels, primarily due to share repurchases and acquisitions.

           Other income, net, which consists primarily of interest and investment income and divestiture gains contributed $674 million, compared to $304 million in 2000 and $235 million in 1999. Increased gains from the divestiture of minor brands drove the year- to-year changes.

           Our effective tax rate for the current year was 36.7%, compared to 36.0% in 2000 and 35.5% in 1999. Excluding restructuring costs and related tax effects, the effective tax rate was 32.0%, compared to 33.4% in 2000 and 34.4% in 1999. This change reflects the continuing benefit of the implementation of our new global business unit structure.

Financial Condition

           One of our focus areas is to improve our cash efficiency as a key element of achieving superior shareholder return.

Cash

           Operating cash flow provides the primary source of funds to finance operating needs, capital expenditures and shareholder dividends. This is supplemented by additional borrowings to provide funds to finance the share repurchase program and acquisitions.

           Cash flow from operations was $5.80 billion, $4.68 billion and $5.54 billion in 2001, 2000 and 1999, respectively. Operating cash flow trends were primarily impacted by working capital changes, including the impact of restructuring program accruals.

           Cash and cash equivalents increased $891 million in the current year to $2.31 billion, reflecting reduced capital expenditures and improved working capital. Cash and cash equivalents were $1.42 billion in 2000 and $2.29 billion in 1999. The decrease in 2000 reflected acquisition spending and lower net earnings, partially offset by the issuance of debt.

           Net cash used for acquisitions completed during 2001 totaled $138 million. This compares to acquisition spending of $2.97 billion in 2000 and $137 million in 1999. Spending in fiscal 2000 was primarily related to the acquisitions of The Iams Company and Affiliates, Recovery Engineering, Inc. and a joint venture ownership increase in China. In May 2001, the Company announced its intent to acquire the Clairol business, pending regulatory clearance. This transaction was consummated in November 2001. A substantial portion of the $4.95 billion purchase price was financed with debt.

           We continue our program to divest certain non-strategic brands in order to focus resources on core businesses. The proceeds from these and other asset sales generated $788 million in cash flow in the current year, compared to $419 million and $434 million in 2000 and 1999, respectively.

           We maintain a share repurchase program, which authorizes the purchase of shares annually on the open market to mitigate the dilutive impact of employee compensation programs. We also have a discretionary buy-back program under which we may repurchase additional outstanding shares. Current year purchases under the combined programs were $1.25 billion, compared to $1.77 billion in 2000 and $2.53 billion in 1999. We issued equity put options in 2001 for one million shares at approximately $74 per share and for 12 million shares at prices ranging from $60 to $71 per share in 2000, which reduced our cash outlay for share repurchases.

           Common share dividends grew 9% to $1.40 per share in 2001, compared to $1.28 and $1.14 in 2000 and 1999, respectively. During 2002, the annual dividend rate will increase to $1.52 per common share, marking the 46th consecutive year of increased common share dividend payments. Total dividend payments, to both common and preferred shareholders, were $1.94 billion, $1.80 billion and $1.63 billion in 2001, 2000 and 1999, respectively.

           Total debt was fairly stable at $12.03 billion at June 30, 2001 and $12.25 billion at June 30, 2000. A number of factors influenced the various debt components, including issuance of long-term debt, reductions in short-term debt, currency effects and mark-to-market impacts of derivative financial instruments.

           Long-term borrowing available under our shelf registration statement filed in 1995, as amended in July 1997 and September 1999, was $489 million at June 30, 2001. Additionally, the Company is able to issue commercial paper at favorable rates and to access general bank financing.

Capital Spending

           Significant progress was made in 2001, as capital expenditures decreased to $2.49 billion compared to $3.02 billion in 2000 and $2.83 billion in 1999. Current year spending is 6.3% of net sales, compared to 7.6% and 7.4% in 2000 and 1999. During 2001, capital spending declined in most segments due to more choiceful investments, increased efficiencies and favorable currency impacts.

FORWARD LOOKING STATEMENTS

               All statements, other than statements of historical fact, included or incorporated by reference in this prospectus and in any prospectus supplement, are forward looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this prospectus and in any prospectus supplement, there are certain risk factors that could cause results to differ materially from those anticipated by some of the statements made. These include achievement of the business unit volume and income growth projections, the achievement of our cost containment goals, the successful integration of the Clairol business, the timely and successful closing of the Jif and Crisco spin/merge transaction, the continued political and/or economic uncertainty in Latin America, any political and/or economic uncertainty due to terrorist activities, Kmart’s successful management during, and emergence from, Chapter 11 bankruptcy and our successful management of business, legal and financial matters during Kmart’s Chapter 11 bankruptcy proceedings, as well as factors listed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our most recently filed Forms 10-K and 10-Q and in our most recently filed Form 8-Ks.

USE OF PROCEEDS

               Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of debt securities and warrants offered by this prospectus for general corporate purposes.

DESCRIPTION OF DEBT SECURITIES

               This section describes the general terms and provisions of any debt securities that we may offer in the future. A prospectus supplement relating to a particular series of debt securities will describe the specific terms of that particular series and the extent to which the general terms and provisions apply to that particular series.

General

             We expect to issue the debt securities under an indenture, dated as of September 28, 1992, between us and Bank One Trust Company, NA, successor in interest to The First National Bank of Chicago, as trustee. We have filed a copy of the indenture as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the indenture are not complete. You should read the indenture for a more complete understanding of the provisions described in this section. The indenture itself, not this description or the description in the prospectus supplement, defines your rights as a holder of debt securities. Parenthetical section and article numbers in this description refer to sections and articles in the indenture.

           The debt securities will be unsecured obligations of Procter & Gamble. The indenture does not limit the amount of debt securities that we may issue under the indenture. The indenture provides that we may issue debt securities from time to time in one or more series.

Terms of a Particular Series

             Each prospectus supplement relating to a particular series of debt securities will include specific information relating to the offering. This information will include some or all of the following terms of the debt securities of the series:

•	the title of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the date or dates on which the debt securities will mature;

•	the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

•	the dates on which interest, if any, will be payable and the regular record dates for interest payments;

•	any mandatory or optional sinking fund or similar provisions;

•	any optional or mandatory redemption provisions, including the price at which, the periods within which, and the terms and conditions upon which we may redeem or repurchase the debt securities;

•	the terms and conditions upon which the debt securities may be repayable prior to final maturity at the option of the holder;

•	the portion of the principal amount of the debt securities that will be payable upon acceleration of maturity, if other than the entire principal amount;

•	provisions allowing us to defease the debt securities or certain restrictive covenants and certain events of default under the indenture;

•	if other than in United States dollars, the currency or currencies, including composite currencies, of payment of principal of and premium, if any, and interest on the debt securities;

•	the federal income tax consequences and other special considerations applicable to any debt securities denominated in a currency or currencies other than United States dollars;

•	any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the debt securities;

•	if the debt securities will be issuable only in the form of a global security as described below, the depository or its nominee with respect to the debt securities and the circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee; and

•	any other terms of the debt securities. (Section 301)

Payment of Principal, Premium and Interest

             Unless otherwise indicated in the prospectus supplement, principal of and premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be exchangeable and transfers of debt securities will be registrable, at the office of the trustee at One North Street, 9th Floor, Chicago, Illinois 60670. At our option, however, payment of interest may be made by:

•	wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the trustee from any holder of debt securities;

•	any similar manner that the holder may designate in writing to the trustee; or

•	check mailed to the address of the holder as it appears in the security register. (Sections 301, 305 and 1002)

           Any payment of principal and premium, if any, and interest, if any, required to be made on a day that is not a business day need not be made on that day, but may be made on the next succeeding business day with the same force and effect as if made on the non-business day. No interest will accrue for the period from and after the non-business day. (Section 113)

           Unless otherwise indicated in the prospectus supplement relating to the particular series of debt securities, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000. (Section 302) We will not require a service charge for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange. (Section 305)

Original Issue Discount Securities

             Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. An original issue discount security under the indenture includes any security which provides for an amount less than its principal amount to be due and payable upon a declaration of acceleration upon the occurrence of an event of default. In addition, under regulations of the U.S. Treasury Department it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to debt securities and warrants which are considered to be issued as “investment units”. Federal income tax consequences and other special considerations applicable to any such original issue discount securities, or other debt securities treated as issued at an original issue discount, and to “investment units” will be described in the applicable prospectus supplement.

Book-Entry Debt Securities

             The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depository or its nominee identified in the prospectus supplement relating to the debt securities. In this case, one or more global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding debt securities to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depository for the global security to a nominee of the depository and except in the circumstances described in the prospectus supplement relating to the debt securities. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security. (Sections 204 and 305)

Restrictive Covenants

             In this section we describe the principal covenants that will apply to the debt securities unless the prospectus supplement for a particular series of debt securities states otherwise. We make use of several defined terms in this section. The definitions for these terms are located at the end of this section under “— Definitions Applicable to Covenants.”

Restrictions on Secured Debt

           If we or any Domestic Subsidiary shall incur, assume or guarantee any Debt secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or debt of any Domestic Subsidiary, we will secure, or cause such Domestic Subsidiary to secure, the debt securities then outstanding equally and ratably with (or prior to) such Debt. However, we will not be restricted by this covenant if, after giving effect to the particular Debt so secured the total amount of all Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Domestic Manufacturing Properties, would not exceed 5% of our and our consolidated subsidiaries’ Consolidated Net Tangible Assets.

           In addition, the restriction will not apply to, and there shall be excluded in computing secured Debt for the purpose of the restriction, Debt secured by

(1)	Mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time the corporation becomes a Domestic Subsidiary;

(2)	Mortgages in favor of us or a Domestic Subsidiary;

(3)	Mortgages in favor of U.S. governmental bodies to secure progress or advance payments;

(4)	Mortgages on property, shares of stock or debt existing at the time of their acquisition, including acquisition through merger or consolidation, purchase money Mortgages and construction cost Mortgages; and

(5)	any extension, renewal or refunding of any Mortgage referred to in the immediately preceding clauses (1) through (4), inclusive. (Section 1004)

           The indenture does not restrict the incurrence of unsecured debt by us or our subsidiaries.

Restrictions on Sales and Leasebacks

           Neither we nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property, the completion of construction and commencement of full operation of which has occurred more than 120 days prior to the transaction, unless

•	we or the Domestic Subsidiary could incur a lien on the property under the restrictions described above under “Restrictions on Secured Debt” in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities then outstanding or

•	we, within 120 days, apply to the retirement of our Funded Debt an amount not less than the greater of (1) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or (2) the fair value of the Principal Domestic Manufacturing Property so leased, subject to credits for various voluntary retirements of Funded Debt.

           This restriction will not apply to any sale and leaseback transaction

•	between us and a Domestic Subsidiary,

•	between Domestic Subsidiaries or

•	involving the taking back of a lease for a period of less than three years. (Section 1005)

Definitions Applicable to Covenants

           The term “Attributable Debt” means the total net amount of rent, discounted at 10% per annum compounded annually, required to be paid during the remaining term of any lease.

           The term “Consolidated Net Tangible Assets” means the total amount of assets, less applicable reserves and other properly deductible items, after deducting (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as described on our and our consolidated subsidiaries’ most recent balance sheet and computed in accordance with generally accepted accounting principles.

           The term “Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

           The term “Domestic Subsidiary” means any of our subsidiaries except a subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States or which is engaged primarily in financing our and our subsidiaries’ operations outside the United States.

           The term “Funded Debt” means Debt having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount of Debt.

           The term “Mortgage” means pledges, mortgages and other liens.

           The term “Principal Domestic Manufacturing Property” means any facility (together with the land on which it is erected and fixtures comprising a part of the land) used primarily for manufacturing or processing, located in the United States, owned or leased by us or one of our subsidiaries and having a gross book value in excess of  3/4 of 1% of Consolidated Net Tangible Assets. However, the term “Principal Domestic Manufacturing Property” does not include any facility or portion of a facility (1) which is a pollution control or other facility financed by obligations issued by a state or local governmental unit pursuant to Sec-

tion 103(b)(4)(E), 103(b)(4)(F) or 103(b)(6) of the Internal Revenue Code of 1954, or any successor provision thereof, or (2) which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our subsidiaries as an entirety.

Events of Default

             Any one of the following are events of default under the indenture with respect to debt securities of any series:

(1)	our failure to pay principal of or premium, if any, on any debt security of that series when due;

(2)	our failure to pay any interest on any debt security of that series when due, continued for 30 days;

(3)	our failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

(4)	our failure to perform any other of our covenants in the indenture, other than a covenant included in the indenture solely for the benefit of other series of debt securities, continued for 90 days after written notice as provided in the indenture;

(5)	certain events involving bankruptcy, insolvency or reorganization; and

(6)	any other event of default provided with respect to debt securities of that series. (Section 501)

           If an event of default with respect to outstanding debt securities of any series shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under some circumstances, rescind and annul the acceleration. (Section 502) For information as to waiver of defaults, see the section below entitled “Modification and Waiver”.

           A prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an event of default and its continuation.

           During default, the trustee has a duty to act with the required standard of care. Otherwise, the indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders shall have offered to the trustee reasonable indemnity. (Section 603) If the provisions for indemnification of the trustee have been satisfied, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. (Section 512)

           We will furnish to the trustee annually a certificate as to our compliance with all conditions and covenants under the indenture. (Section 1007)

Defeasance

             The prospectus supplement will state if any defeasance provision will apply to the debt securities. Defeasance refers to the discharge of some or all of our obligations under the indenture.

Defeasance and Discharge

           We will be discharged from any and all obligations in respect of the debt securities of any series if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable.

           If we defease a series of debt securities, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for

•	the rights of holders to receive from the trust funds payment of principal, premium and interest on the debt securities,

•	our obligation to register the transfer or exchange of debt securities of the series,

•	our obligation to replace stolen, lost or mutilated debt securities of the series,

•	our obligation to maintain paying agencies,

•	our obligation to hold monies for payment in trust and

•	the rights of holders to benefit, as applicable, from the rights, powers, trusts, duties and immunities of the trustee.

           We may defease a series of debt securities only if, among other things:

•	we have received from, or there has been published by, the Internal Revenue Service a ruling to the effect that holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, and

•	we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit, defeasance and discharge. (Section 403)

Defeasance of Covenants and Events of Default

           We may omit to comply with the covenants described above under “Restrictions on Secured Debt” (Section 1004) and “Restrictions on Sales and Leasebacks” (Section 1005), and the failure to comply with these covenants will not be deemed an event of default (Section 501(4)), if we deposit with the trustee, in trust, money and/or U.S. government securities which through the payment of interest and principal will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of the series on the dates those payments are due and payable. Our obligations under the indenture and the debt securities of the series will remain in full force and effect, other than with respect to the defeased covenants and related events of default.

           We may defease the covenants and the related events of default described above only if, among other things, we have delivered to the trustee an opinion of counsel, who may be our employee or counsel, to the effect that

•	the holders of the debt securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance of the covenants and events of default, and the holders of the debt securities of the series will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred, and

•	the debt securities of the series, if then listed on the New York Stock Exchange, will not be delisted as a result of the deposit and defeasance. (Section 1006)

           If we choose covenant defeasance with respect to the debt securities of any series as described above and the debt securities of the series are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (4) under “Events of Default”, the amount of money and U.S. government securities on deposit with the trustee will be sufficient to pay amounts due on the debt securities of the series at the time of their stated maturity. The amount on deposit with the trustee may not be sufficient to pay amounts due on the debt securities of the series at the time of the acceleration resulting from the event of default. However, we will remain liable for these payments.

Modification and Waiver

             Procter & Gamble and the trustee may make modifications of and amendments to the indenture if the holders of at least 66 2/3% in principal amount of the outstanding debt securities of each series affected by the modification or amendment consent to the modification or amendment.

           However, the consent of the holder of each debt security affected will be required for any modification or amendment that

•	changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security,

•	reduces the principal amount of, or the premium, if any, or interest, if any, on, any debt security,

•	reduces the amount of principal of an original issue discount security payable upon acceleration of the maturity of the security,

•	changes the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any debt security,

•	impairs the right to institute suit for the enforcement of any payment on any debt security, or

•	reduces the percentage in principal amount of debt securities of any series necessary to modify or amend the indenture or to waive compliance with various provisions of the indenture or to waive various defaults. (Section 902)

           Without the consent of any holder of debt securities, we and the trustee may make modifications or amendments to the indenture in order to

•	evidence the succession of another person to us and the assumption by that person of the covenants in the indenture,

•	add to the covenants for the benefit of the holders,

•	add additional events of default,

•	permit or facilitate the issuance of securities in bearer form or uncertificated form,

•	add to, change, or eliminate any provision of the indenture in respect of a series of debt securities to be created in the future,

•	secure the securities as required by “Restrictions on Secured Debt,”

•	establish the form or terms of securities of any series,

•	evidence the appointment of a successor trustee, or

•	cure any ambiguity, correct or supplement any provision which may be inconsistent with another provision, or make any other provision, provided that any action may not adversely affect the interests of holders of debt securities in any material respect.

           The holders of at least 66 2/3% in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive compliance by us with various restrictive provisions of the indenture. (Section 1008)

           The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default with respect to that series, except

•	a default in the payment of the principal of or premium, if any, or interest on any debt security of that series, or

•	a default in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series that would be affected. (Section 513)

Consolidation, Merger and Sale of Assets

             If the conditions below are met, we may, without the consent of any holders of outstanding debt securities:

•	consolidate or merge with or into another entity, or

•	transfer or lease our assets as an entirety to another entity.

           We have agreed that we will engage in a consolidation, merger or transfer or lease of assets as an entirety only if

•	the entity formed by the consolidation or into which we are merged or which acquires or leases our assets is a corporation, partnership or trust organized and existing under the laws of any United States jurisdiction and assumes our obligations on the debt securities and under the indenture,

•	after giving effect to the transaction no event of default would have happened and be continuing, and

•	various other conditions are met. (Article Eight)

Regarding the Trustee

             Bank One Trust Company, NA, successor in interest to The First National Bank of Chicago, is the trustee under the indenture. Bank One is also a depositary of Procter & Gamble and has performed other services for us and our subsidiaries in the normal course of its business.

DESCRIPTION OF WARRANTS

               This section describes the general terms and provisions of the warrants to which any prospectus supplement may relate. The particular terms of the warrants offered by any prospectus supplement and the extent, if any, to which the general provisions may apply to the warrants so offered will be described in the prospectus supplement relating to the offered warrants.

           We may issue the following types of warrants:

•	warrants for the purchase of debt securities,

•	warrants to buy or sell government debt securities, which are debt securities of or guaranteed by the United States,

•	warrants to buy or sell foreign currencies, currency units or units of a currency index or currency basket,

•	warrants to buy or sell units of a stock index or stock basket and

•	warrants to buy and sell a commodity or a commodity index.

           We may issue warrants independently or together with any debt securities offered by any prospectus supplement. Warrants may be attached to or separate from any debt securities. The warrants will be settled either through physical delivery or through payment of a cash settlement value as described below and in any applicable prospectus supplement.

           Warrants will be issued under a warrant agreement to be entered into between Procter & Gamble and a bank or trust company, as warrant agent, all as described in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrant certificates and will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of warrants.

           We have filed a copy of the form of warrant agreement, including the form of warrant certificate, as an exhibit to the registration statement of which this prospectus forms a part. The following summaries of various provisions of the form of warrant agreement are not complete. You should read the form of warrant agreement for a more complete understanding of the provisions described in this section. The warrant agreement itself, not this description or the description in the prospectus supplement, defines your rights as a holder of warrants.

Terms

             The prospectus supplement will describe the following terms of the offered warrants:

•	the offering price;

•	the currency, currency unit, currency index or currency basket based on or relating to currencies for which warrants may be purchased;

•	the date on which the right to exercise the warrants commences and the date on which the right expires;

•	whether the warrant certificates will be issuable in definitive registered form or global form or both;

•	federal income tax consequences;

•	whether the warrant is for debt securities, government debt securities, currencies, currency units, currency indices or currency baskets, stock indices, stock baskets,

commodities, commodity indices or another index or reference as described in the prospectus supplement; and

•	any other terms of the warrants, including any terms which may be required or advisable under United States laws or regulations.

Warrants to Purchase Debt Securities

             If the offered warrants are to purchase debt securities, the prospectus supplement will also describe

•	the designation, total principal amount, currency, currency unit or currency basket of denomination and other terms of the debt securities purchasable upon exercise of the offered warrants;

•	the designation and terms of the debt securities with which the offered warrants are issued and the number of offered warrants issued with each debt security;

•	the date on and after which the offered warrants and the related debt securities will be separately transferable; and

•	the principal amount of debt securities purchasable upon exercise of one offered warrant and the price at which and currency, currency unit or currency basket in which such principal amount of debt securities may be purchased upon exercise.

Warrants to Buy or Sell Government Debt Securities or Foreign Currencies

             If the offered warrants are to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, the offered warrants will be listed on a national securities exchange and the prospectus supplement will describe

•	the amount and designation of the government debt securities or currency, currency unit, currency index or currency basket, as the case may be, subject to each offered warrant,

•	whether the offered warrants provide for cash settlement or delivery of the government debt securities or foreign currency, currency unit, units of the currency index or currency basket upon exercise, and

•	the national securities exchange on which the offered warrants will be listed.

Warrants on a Stock Index or a Stock Basket

             If the offered warrants are warrants on a stock index or a stock basket, the offered warrants will provide for payment of an amount in cash determined by reference to increases or decreases in the stock index or stock basket and will be listed on a national securities exchange, and the prospectus supplement will describe

•	the terms of the offered warrants,

•	the stock index or stock basket covered by the offered warrants and the market to which the stock index or stock basket relates, and

•	the national securities exchange on which the offered warrants will be listed.

Warrants on a Commodity or Commodity Index

             If the offered warrants are warrants on a commodity or commodity index, the offered warrants will provide for cash settlement or delivery of the particular commodity or commodities and the offered warrants will be listed on a national securities exchange. The prospectus supplement will describe

•	the terms of the offered warrants,

•	the commodity or commodity index covered by the offered warrants and the market, if any, to which the commodity or commodity index relates and

•	the national securities exchange on which the warrants will be listed.

Warrant Certificates

             Warrant certificates may be exchanged for new warrant certificates of different denominations, may if in registered form be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Warrants to buy or sell government debt securities or a foreign currency, currency unit, currency index or currency basket, and warrants on stock indices or stock baskets or on commodities or commodity indices may be issued in the form of a single global warrant certificate, registered in the name of the nominee of the depository of the warrants, or may initially be issued in the form of definitive certificates that may be exchanged, on a fixed date, or on a date or dates selected by us, for interests in a global warrant certificate, as described in the applicable prospectus supplement.

           Prior to the exercise of their warrants, holders of warrants to purchase debt securities will not have any of the rights of holders of the debt securities purchasable upon exercise of the warrant, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities or to enforce covenants in the indenture.

Exercise of Warrants

             As described in or calculable from the prospectus supplement relating to the warrants, you may exercise your warrant

•	to purchase the principal amount of debt securities at the exercise price,

•	to buy or sell the amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities at the exercise price or

•	to receive such settlement value in respect of such amount of government debt securities or of a currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodity index.

           Warrants may be exercised at any time up to 3:00 P.M. New York time on the date described in the prospectus supplement relating to such warrants or as may be otherwise described in the prospectus supplement. After that time on that date, or a later date to which the date may be extended by us, unexercised warrants will become void.

           If there are no restrictions or additional requirements described in the prospectus supplement, you may exercise warrants by delivering to the warrant agent

•	the properly completed and duly executed warrant certificate and

•	payment as provided in the prospectus supplement of the amount required to purchase the debt securities, or, except in the case of warrants providing for cash settlement, payment for or delivery of the government debt securities or currency, currency unit, currency index, currency basket, stock index, stock basket, commodity or commodities index as the case may be, purchased or sold upon the exercise of the warrant.

           Warrants will be deemed to have been exercised upon receipt of the warrant certificate and any payment, if applicable, at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. We will, as soon as possible, issue and deliver the debt securities purchasable upon exercise, or buy or sell the government debt securities or currency, currency unit, currency index or currency basket, stock index or stock basket, commodity or commodities or pay the settlement value in respect of the warrants. If you exercise fewer than all of the warrants represented by the warrant certificate, you will receive a new warrant certificate for the remaining amount of the warrants.

PLAN OF DISTRIBUTION

General

             We may sell debt securities and/or warrants in one or more transactions from time to time to or through underwriters, who may act as principals or agents, directly to other purchasers or through agents to other purchasers.

           A prospectus supplement relating to a particular offering of debt securities or warrants may include the following information:

•	the terms of the offering,

•	the names of any underwriters or agents,

•	the purchase price of the securities from us,

•	the net proceeds to us from the sale of the securities,

•	any delayed delivery arrangements,

•	any underwriting discounts and other items constituting underwriters’ compensation,

•	any initial public offering price and

•	any discounts or concessions allowed or reallowed or paid to dealers.

           The distribution of the debt securities and warrants, if any, may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Underwriting Compensation

             In connection with the sale of debt securities and warrants, if any, underwriters may receive compensation from us or from purchasers for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell debt securities and warrants to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

           Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters under the Securities Act. Any discounts or commissions that they receive from us and any profit that they receive on the resale of debt securities and warrants may be deemed to be underwriting discounts and commissions under the Securities Act. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from us.

Indemnification

             We may enter agreements under which underwriters and agents who participate in the distribution of debt securities and warrants may be entitled to indemnification by us against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Related Transactions

             Various of the underwriters who participate in the distribution of debt securities or warrants, and their affiliates, may perform various commercial banking and investment banking services for us from time to time in the ordinary course of business.

Delayed Delivery Contracts

             We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase debt securities and warrants from us pursuant to contracts providing for payment and delivery on a future date. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve these institutions. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the debt securities and/or warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

No Established Trading Market

             The debt securities and/or warrants, when first issued, will have no established trading market. Any underwriters or agents to or through whom we sell debt securities or warrants for public offering and sale may make a market in the securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities or warrants.

Price Stabilization and Short Positions

             If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the Securities and Exchange Commission may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering, i.e., if they sell more securities than are set forth on the cover page of the prospectus supplement, the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

           We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL OPINIONS

               The validity of the issuance of our securities offered by this prospectus will be passed upon for The Procter & Gamble Company by Terry L. Overbey, Secretary, and for any underwriters or agents by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations). Mr. Overbey may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson. Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Overbey. Fried, Frank, Harris, Shriver & Jacobson performs legal services for us from time to time.

EXPERTS

               The financial statements incorporated in this prospectus by reference from The Procter and Gamble Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

               We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC reference room:

450 Fifth Street, N.W.
Room 1024
Washington, DC 20549

           Please telephone the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. You may find our reports, proxy statements and other information at this SEC website.

           In addition, you can obtain our reports, proxy statements and other information about Procter & Gamble at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Cincinnati Stock Exchange, 400 LaSalle Street, 5th Floor, Chicago, Illinois 60605.

           The SEC allows us to “incorporate by reference” into this document the information which we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for our fiscal year ended June 30, 2001;

•	Our Quarterly Reports on Form 10-Q for the periods ended September 30, 2001 and December 31, 2001; and

•	Our Current Reports on Form 8-K dated August 7, 2001, August 15, 2001, September 5, 2001, October 30, 2001, November 16, 2001, December 11, 2001 and January 31, 2002.

           In addition to the documents listed above, we also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information filed in response to Items 402(i), (k) and (l) of Regulation S-K) until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated. Furthermore, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before the date of effectiveness of the registration statement are deemed to be incorporated by reference into, and to be a part of, this prospectus from the date of filing of those documents.

           You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into the filing), at no cost, by writing us at the following address or telephoning us at (513) 983-8697 between 8:00 a.m. and 5:00 p.m., Eastern Standard Time:

The Procter & Gamble Company
Attn: Linda D. Rohrer, Assistant Secretary
1 Procter & Gamble Plaza
Cincinnati, Ohio 45202-3315

           You may also get a copy of these reports from our website at http://www.pg.com. Please note, however, that we have not incorporated any other information by reference from our website, other than the documents listed above.

           You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any supplemental prospectus is accurate as of any date other than the date on the front of those documents.